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                                                                       EXHIBIT 6
                               GRADALL LETTERHEAD

                                                                    May 18, 1999

Dear Stockholder:

     I am pleased to inform you that on May 10, 1999, the Company entered into an agreement and plan of merger (the "Merger Agreement") providing for the acquisition of the Company by JLG Industries, Inc. ("JLG"). Pursuant to the Merger Agreement, JLG, through a wholly owned subsidiary, has commenced a tender offer (the "Offer") for all outstanding shares of the Company's common stock at the offer price of $20.00 cash per share. The Merger Agreement provides that, subject to satisfaction of certain conditions, the tender offer is to be followed by a merger (the "Merger") in which the holders of any remaining Company shares (other than dissenting shares) will receive the right to receive cash in an amount of $20.00. The tender offer is currently scheduled to expire at 12:00 midnight, New York City Time, on June 15, 1999.

THE BOARD OF DIRECTORS OF THE COMPANY HAS BY UNANIMOUS VOTE DETERMINED THAT THE MERGER AGREEMENT AND THE TRANSACTIONS CONTEMPLATED THEREBY, INCLUDING EACH OF THE OFFER AND THE MERGER, ARE FAIR TO AND IN THE BEST INTERESTS OF THE STOCKHOLDERS OF GRADALL INDUSTRIES, INC. AND RECOMMENDS THAT HOLDERS OF SHARES ACCEPT THE OFFER AND TENDER THEIR SHARES TO JLG.

     In determining to approve the Merger Agreement and the transaction contemplated thereby, your Board of Directors gave careful consideration to a number of factors described in the attached Schedule 14D-9 that has been filed with the Securities Exchange Commission. Among other things, your Board of Directors considered the opinions of Merrill Lynch, Pierce, Fenner & Smith Incorporated, dated May 10, 1999 (copy of which is included with the Schedule 14D-9), to the effect that, as of such date, and based upon and subject to the various considerations set forth in such opinion, the consideration to be received, pursuant to the Offer and the Merger, taken together, was fair from a financial point of view to such holders.

     The attached Schedule 14D-9 describes the Board's decision and contains other important information relating to such decision. We urge you to read it carefully.

     In a separate arrangement, MLGA Fund II, L.P., one of the Company's principal stockholders, and certain of the Company's officers and directors (the "Stockholders") have agreed with JLG to tender their shares into the tender offer and otherwise support the transaction with JLG. MLGA Fund II, L.P., and the Stockholders own approximately 34.4% of the outstanding common stock of the Company.

     Accompanying this letter and the Schedule 14D-9 is the Offer to Purchase and related materials, including a Letter of Transmittal to be used for tendering your shares. These documents describe the terms and conditions of the tender offer and provide instructions regarding how to tender your shares. We urge you to read the enclosed material carefully.

     The Board of Directors and management of the Company thank you for your loyalty and support over the years.
                                          Very truly yours,
                                          Barry L. Phillips Signature

                                          Barry L. Phillips,
                                          President and Chief Executive Officer